Innovative Eyewear, Inc.

8101 Biscayne Blvd, Suite 705

Miami, Florida 33138

VIA EDGAR

August 3, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Innovative Eyewear, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed July 25, 2022
File No. 333-261616

Dear Mr. Campbell:

Innovative Eyewear, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 3, 2022, regarding Amendment No. 9 to Registration Statement on Form S-1 filed on July 25, 2022. In response to the Staff’s comments, the Company has revised the Registration Statement and is submitting via Edgar a revised registration statement (the “Registration Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Amendment No. 9 to Registration Statement on Form S-1

Use of Proceeds, page 40

1.	We note you revised your use of proceeds by applying the same percentage allocation to each of the identified uses of proceeds as you had used in your last amendment. We further note that you have identified plans to introduce a significant number of new products and styles by the end of the year, including nine new styles, a wireless charging dock and Bluetooth safety glasses. Please clarify whether you expect the proceeds from the offering to be sufficient to complete any remaining development efforts and launch each of these new products. If the proceeds may not be sufficient, please clarify that additional funds may necessary to complete these efforts and identify the potential sources of such funds or how your plans may be modified if such funds are not available.

Response to Comment No. 1: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 40 of the Registration Statement.

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We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah W. Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Sarah W. Williams, Esq.
Ellenoff Grossman & Schole LLP